Thacher Proffitt & Wood Two World Financial Center New York, NY 10281 212.912.7400 Fax: 212.912.7751 www.tpwlaw.com

May 12, 2006

Securities and Exchange Commission
Filing Desk - Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Filing Desk

Credit Suisse First Boston Mortgage Acceptance Corp.
Amendment No. 1 to Registration Statement on Form S-3/A
relating to Mortgage Pass-Through Certificates and Mortgage-Backed Notes

Ladies and Gentlemen:

On behalf of Credit Suisse First Boston Mortgage Acceptance Corp. (the “Registrant”), we have caused to be filed with you electronically under EDGAR, the captioned Amendment No. 1 to Registration Statement on Form S-3/A.

The objective of the above-captioned Amendment No. 1 to Registration Statement is to respond to the SEC Comment Letter to Credit Suisse First Boston Mortgage Securities Corp. dated April 20, 2006. These comments and our corresponding responses may be found below. Please do not hesitate to contact us with any questions you may have.

Registration Statement on Form S-3

General

Comment

1.
Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response

The Registrant has advised us that the depositor and any issuing entity established by the depositor or any affiliate of the depositor with respect to asset-backed securities involving the same asset class has been current and timely with Exchange Act reporting during the period March 1, 2005 through March 28, 2006.

The following is a list of CIK numbers for issuing entities established by the depositor or its affiliates during the last twelve months:

0001353062	0001329095
0001354858	0001328710
0001351906	0001326387
0001346658	0001326028
0001348925	0001325441
0001348548	0001325242
0001343159	0001323004
0001342965	0001322507
0001342867	0001322359
0001340551	0001322352
0001340548	0001345988
0001340425	0001345897
0001340395	0001345643
0001337787	0001343512
0001337786	0001335404
0001337725	0001329283
0001334898	0001319812
0001334848	0001322720
0001334762	0001326203
0001334761	0001329284
0001334750	0001334747
0001332069	0001335422
0001332026	0001342865
0001331769	0001344264

Comment

2.
Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB

Response

All material terms of the finalized agreements that are required to be filed as an exhibit to the registration statement under cover of Form 8-K will be disclosed in the final Rule 424(b) prospectus. We will file all agreements that are required to be filed with the Securities and Exchange Commission as promptly as possible after a transaction closes.

Comment

3.	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response

We confirm that we will file unqualified legal and tax opinions at the time of each takedown.

Comment

4.
We note that your base prospectus indicates that the trusts may include private mortgage-backed securities and agency securities. However, your prospectus supplement does not contemplate a pool that includes such securities. Please include a bracketed placeholder for information if you include those securities.

Response

We have included bracketed placeholders in the forms of prospectus supplement for pools that include private mortgage-backed securities or agency securities.

Comment

5.	We suggest explicitly incorporating the Annexes into the text to remove any misunderstanding that they are not part of the prospectus or supplement.

Response

We have stated explicitly that Annex I in version 2 of the form of prospectus supplement is “incorporated into and a part of” the prospectus supplement on page 14 to remove any misunderstanding that Annex I is not part of the prospectus or supplement.

Prospectus Supplement

Cover Page

Comment

6.	Please highlight the cross-reference to the risk factors section by prominent type or other manner. Refer to Item 501 of Regulation S-K and Item 1102 of Regulation AB.

Response

We have highlighted the cross-reference to the risk factors section on the cover of each form of prospectus supplement using boldface type.

Comment

7.	Please add a bracketed placeholder for credit enhancement or other support for the transaction.

Response

We have added a bracketed placeholder on the cover of each form of prospectus supplement to describe credit enhancement or other support for the related transaction.

Summary

Comment

8.	Please include a brief summary of how losses not covered by credit enhancement will be allocated. Refer to Item 1102(a)(3)(ix) of Regulation AB.

Response

We have included a brief summary, under “Credit Enhancement” in the summary section of each form of prospectus supplement, of how losses not otherwise covered by credit enhancement will be allocated.

Comment

9.	Please summarize the events that can trigger liquidation or amortization of the asset pool or other performance triggers. Refer to Item 1103(a)(3)(vii) of Regulation AB.

Response

The structures contemplated in the forms of prospectus supplements do not include any default or performance related events that could trigger a liquidation of the trust. However, there are certain triggering events related to loss and delinquency performance, and subordination levels, that may alter the cash flows as between the subordinate classes and the senior classes collectively. These events are identified in the summary of version 2 of the form of prospectus supplement, in the last paragraph under “Principal distributions”, with a cross reference to the sections in the full text where these provisions are described in full detail.

Comment

10.	We note your reference to the swap counterparty on page 7. Please provide a brief summary of the type of swap you intend to use. Refer to Item 1103(a)(3)(ix) of Regulation AB.

Response

In accordance with Item 1103(a)(3)(ix) of Regulation AB, there is disclosure under the heading “Mandatory Auction of the Mandatory Auction Certificates” in the summary section that describes the swap as a market value swap.

Important Notice About Information, page 18

Comment

11.
We note your disclosure that if the description of the certificates in the prospectus supplement differs from that described in the prospectus, that the investor should rely on information provided in the prospectus supplement. Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise accordingly.

Response

We have revised the disclosure in each prospectus supplement by removing the sentence referred to.

The Mortgage Pool, page 19

Comment

12.
If delinquent assets will be included in the pool, please confirm that delinquent assets in the asset pool being securitized will not constitute 20% or more, as measured by dollar volume, of the asset pool as of the measurement date. Please refer to General Instructions I.B.5 to Form S-3.

Response

The registrant has confirmed that delinquent assets in any asset pool being securitized will be limited to less than 20%, as measured by dollar volume, of the asset pool as of the measurement date for any takedown.

Comment

13.
Please disclose the delinquency and loss information on the receivables included in the trust pool being securitized through the point that assets are charged off as uncollectible pursuant to 1100(b)(1) of Regulation AB.

Response

We have revised the disclosure relating to delinquencies in “The Mortgage Pool” section of each prospectus supplement to indicate that none of the mortgage loans had been delinquent 90 days or more in the prior 12 months, and to disclose historical delinquency information in 30 day increments up to 90 days. We will in all cases show similar historical delinquency information on the pool being securitized, in 30 day increments, up to the maximum period of historical delinquency of any mortgage loan in the pool.

Underwriting Standards, page 24

Comment

14.	Please delete the third paragraph of this section. The issuer and underwriter may not disclaim this information in the registration statement. Remove all similar disclaimers elsewhere in the filing.

Response

We have deleted the sentence referred to, as well as any additional similar disclaimers in the filing.

Prospectus Supplement 2

Representations, page 18

Comment

15.	Please revise the disclosure here or on page 5 under “Removal, Substitution and Repurchase of A Mortgage Loan” regarding the number of days the sponsor has to cure defects for consistency.

Response

We have revised the disclosure on page 5 under “Removal, Substitution and Repurchase of A Mortgage Loan” from 120 days to 90 days to be consistent with the disclosure under “Representations” on page 18.

Base Prospectus

Exchangeable Securities, page 37

Comment

16.	Provide bracketed disclosure in the prospectus supplement for the exchangeable securities.

Response

There is disclosure in version 1 of the form of prospectus supplement, under the table describing the securities in the “Summary Information” section, relating to exchangeable securities, including a cross-reference to the related disclosure in the base prospectus. In addition, we have added bracketed disclosure under “Description of the Certificates” in version 1 of the form of prospectus supplement.

Credit Support, page 75

Comment

17.	Please delete the fifth full paragraph on page 79.

Response

We have removed the paragraph referred to.

Comment

18.	Please include a bracketed placeholder in the prospectus supplement if the financial information for any credit enhancement provider is required.

Response

We have provided bracketed language in each of the prospectus supplements to indicate that we will provide financial information required by Item 1114(b) or 1115(b) of Regulation AB if the aggregate significance percentage is 10% or more of the credit enhancement or derivative, as applicable.

Mandatory Auctions, page 69

Comment

19.	Please confirm that neither the depositor nor any of its affiliates will have any control over any mandatory auction.

Response

The registrant has confirmed that neither the depositor nor any of its affiliates will have any control over any mandatory auction.

If you require any additional information, please call the undersigned at (212) 912-7450 or Rob Olin at (212) 912-8387.

Very truly yours,

/s/ Stephen S. Kudenholdt

Stephen S. Kudenholdt

Copy with enclosures to:

Messeret Nega
Division of Corporation Finance